aub

16021073

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing
Section
AUG 29 2016
Washington DC

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: January 31, 2007<br>Estimated average burden<br>hours per response.... 12.00 |

| SEC FILE NUMBER |
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| ~~8-67019~~ 8-69347 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **July 1, 2015** (MM/DD/YY) AND ENDING **June 30, 2016** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**VCP ADVISORS LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**535 Fifth Avenue – 4th Floor**
**New York, NY 10017**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Steven C. Bender** **646.290.7248**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**SRV CPA PC**
(Name - *if individual, state last, first, middle name)*

| 4 Executive Blvd, Suite 304 | Suffern | NY | 10901 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

| FOR OFFICIAL USE ONLY |
|---|
| |

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Steven Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VCP Advisors LLC** as of **JUNE 30, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

**Chief Financial Officer**
Title

MATTHEW S. MARKOTT
Notary Public, State of New York
Qualified in Erie County
Reg. No. 01MA6185731
My Commission Expires 04/21/2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SRV

Scialo Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 www.srvcpa.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Managing Member
VCP Advisors, LLC

We have audited the accompanying financial statements of VCP Advisors, LLC (a New York Limited Liability Company), which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of VCP Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VCP Advisors, LLC as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital and Aggregate Indebtedness for Brokers and Dealers Under SEC Rule 15c3-1, Schedule of Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of VCP Advisors, LLC's financial statements. The supplemental information is the responsibility of VCP Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*SRV CPA, P.C.*

Suffern, New York
August 24, 2016

**VCP ADVISORS LLC**
**STATEMENT OF FINANCIAL CONDITION**
**JUNE 30, 2016**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 69,569 |
| Accounts receivable | | 25,000 |
| Prepaid expenses | | 1,290 |
| Security deposit | | 3,500 |
| **TOTAL ASSETS** | **$** | **99,359** |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable | $ | 406 |
| Accrued expenses | | 8,169 |
| Deferred advisory fees | | 13,334 |
| **Total current liabilities** | | **21,909** |
| **Member's equity** | | |
| Member's equity | | 77,450 |
| **Total member's equity** | | **77,450** |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **99,359** |

See accompanying notes to the financial statements.

**VCP ADVISORS LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED JUNE 30, 2016**

| | |
|---|---|
| **Revenue** | |
| Advisory fees | $ 199,000 |
| Other income | 5,227 |
| | 204,227 |
| **Expenses** | |
| Employee compensation and payroll taxes | 315,184 |
| Consulting fees | 36,000 |
| Professional fees | 16,333 |
| Rent | 45,383 |
| Regulatory and compliance | 5,362 |
| Communications | 4,875 |
| Travel and entertainment | 28,484 |
| Conferences | 1,594 |
| Other operating expenses | 17,658 |
| | 470,873 |
| **Net loss** | **$ (266,646)** |

See accompanying notes to the financial statements.

**VCP ADVISORS LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED JUNE 30, 2016**

| | Member's Equity |
|---|---|
| **Balance at July 1, 2015** | $ 36,912 |
| Net loss | (266,646) |
| Capital Contributions | 307,184 |
| **Balance at June 30, 2016** | $ 77,450 |

**VCP ADVISORS LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED JUNE 30, 2016**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (266,646) |
| *Adjustments to reconcile net loss to net cash flows used in operating activites:* | | |
| (Increase) decrease in operating assets: | | |
| Accounts receivable | | (25,000) |
| Prepaid expenses | | 4,987 |
| Increase (decrease) in operating liabilities: | | |
| Accrued expenses | | 8,169 |
| Accounts payable | | (225) |
| Payable to member | | (7,134) |
| **Net cash used in operating activities** | | (285,849) |
| **Cash flows from financing activities:** | | |
| Capital contributions | | 307,184 |
| **Net cash provided by financing activities** | | 307,184 |
| **Net increase in cash** | | 21,335 |
| **Cash, beginning of year** | | 48,234 |
| **Cash, end of year** | $ | 69,569 |
| **Noncash investing and financing activities:** | | |
| Expenses paid by member on behalf of Company included as member contributions | $ | 21,402 |

See accompanying notes to the financial statements.

## 1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of Operations*

VCP Advisors LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on April 23, 2014. The Company was organized on August 9, 2013 in the State of New York and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in New York and its sole member is VCP Advisors Limited (the "Parent"), a foreign company. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

*Basis of Accounting*

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

*Revenue Recognition*

Investment banking revenues, which include fees earned from placement services and corporate finance consulting, are recognized when the transaction closes and realization is reasonably assured. Upfront fees or advance payments received from customers are deferred and recognized as revenue when services are provided.

*Income Taxes*

The Company has elected to be taxed as a C-Corporation pursuant to the Internal Revenue Code and applicable state laws. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Income tax expense is based on income reported in the accompanying statements of operations adjusted for differences that will never into computation of taxes payable under applicable tax laws.

Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Temporary differences giving aris to the deferred tax asset consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes and operating loss carry-forwards available to offset future taxable income. Deferred tax assets and liabilities are identified separately as current or noncurrent based on the classification of the related asset or liability. A deferred tax asset or liability not associated with an asset or liability for financial reporting purposes is classified as current or noncurrent according to the expected reversal date of the temporary difference.

The Company accounts for certain tax positions in accordance with the Income Tax Topic of the FASB – Accounting Standards Codification. The Income Taxes Topic of the FASB - Accounting Standards Codification prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. It also provides guidance related to uncertain tax positions such as recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

## 1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Date of Management's Review*

Management has evaluated subsequent events through August 24, 2016, which is the date the financial statements were available to be issued.

## 2) RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") dated April 2, 2014, the sole member allocates support services for the Company including, among others, employee compensation, office space, group insurance, and communications in the normal course of business.

The Company pays a monthly fee in relation to the Agreement. For the year ended June 30, 2016, fees charged by the sole member totaled $14,268 and as of June 30, 2016 there was no inter-company payable.

## 3) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of June 30, 2016, there were no uninsured balances.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

## 4) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2016, the Company had net capital of $47,660 which is $42,660 in excess of required net capital of $5,000. The Company's net capital ratio at June 30, 2016 is 0.46 to 1.

## 5) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

## 6) RENT EXPENSE

The Company currently is leasing its premises on a month to month basis beginning February 2, 2015. Rent expense for the year ended June 30, 2016 amounted to $45,383.

## 7) INDEMNIFICATIONS

In normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## 8) INCOME TAXES

The Company has accounts for income taxes under the Provisions of the Income Tax Topic of the FASB Accounting Standards Codification which states, among other things, that deferred tax assets and liabilities shall be classified as current or noncurrent based on the classifications of the related asset or liability for financial reporting. A deferred tax asset or liability not associated with an asset or liability for financial reporting purposes is classified as current or noncurrent according to the expected reversal date in the temporary difference.

The Company had no current deferred tax asset at June 30, 2016.

The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The June 30, 2014 and 2015 tax years of the Company remains subject to examination by US Federal and certain state and local tax authorities.

**VCP ADVISORS LLC**
**SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1**
**FOR THE YEAR ENDED JUNE 30, 2016**

| | | | |
|---|---|---|---|
| Total member's equity | | $ | 77,450 |
| Non-allowable assets, deductions and charges: | | | |
| Accounts receivable | 25,000 | | |
| Prepaid Expenses | 1,290 | | |
| Security Deposit | 3,500 | | |
| Total non-allowable assets, deductions and charges | | | 29,790 |
| Net capital | | $ | 47,660 |
| **Computation of basic net capital requirements** | | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | | $ | 1,461 |
| Minimum dollar net capital requirement | | | 5,000 |
| Minimum capital required | | | 5,000 |
| Excess net capital | | $ | 42,660 |
| Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness) | | $ | 45,469 |
| **Computation of aggregate indebtedness** | | | |
| Total aggregate indebtedness in the statement of financial condition | | $ | 21,909 |
| Percentage of aggregate indebtedness to net capital | | | 46% |
| Ratio of aggregate indebtedness to net capital | | | 0.46 to 1 |

There are no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of June 30, 2016, filed on July 26, 2016.

See accompanying notes to the financial statements.

**VCP ADVISORS LLC**
**SCHEDULE OF INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**
**FOR THE YEAR ENDED JUNE 30, 2016**

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

**VCP ADVISORS LLC**
**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3**
**FOR THE YEAR ENDED JUNE 30, 2016**

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 www.srvcpa.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Managing Member
VCP Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) VCP Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which VCP Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) VCP Advisors, LLC stated that VCP Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. VCP Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VCP Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*SRV, CPA PC*

Suffern, New York
August 24, 2016

VCP Advisors LLC
535 5th Avenue
New York, 10017
USA

**EXEMPTION REPORT**

VCP Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision for the year ended June 30, 2016 without exception.

VCP Advisors LLC

[signature]

Chief Financial Officer

August 24, 2016

# VCP ADVISORS, LLC

## FINANCIAL STATEMENTS

## JUNE 30, 2016

VCP ADVISORS LLC
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